

April 20, 2007

via U.S. mail

Mr. Brian Fiddler
Chief Financial Officer
Hard Creek Nickel Corporation
1060 – 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7 Canada

> **Re:** **Hard Creek Nickel Corporation**
> **Amendment No. 2 to Registration Statement on Form 20-F**
> **Filed April 6, 2007**
> **File No. 0-52326**

Dear Mr. Fiddler:

We have reviewed your filing and response letter dated April 3, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form 20-F

Capitalization and Indebtedness, page 8

1. We note your response to prior comment 4 pursuant to which you added back the reference to secured and unsecured debt. However, Item 3.B. of Form 20-F requires that you *distinguish* between guaranteed and unguaranteed, and secured and unsecured, indebtedness. Please revise accordingly.

Major Shareholders and Related Party Transactions, page 43

2.   We note your response to prior comment 6, and we reissue it in part. Please provide further details regarding how the terms of the transactions were determined. Your disclosure that "the terms of these transactions were determined through negotiations between our company and the related party" is too vague in this regard. Also, please describe the nature of each transaction. For instance, please explain the nature of the consulting services for which you incurred consulting fees.

Closing Comments

        We remind you that the Form 20-F registration statement became effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements became operative at that time.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jenifer Gallagher at (202) 551-3706 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Roger Baer, Mining Engineer, at (202) 551-3705 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief

cc: J. Gallagher

K. Hiller
R. Baer
J. Wynn

<u>via facsimile</u>
Bernard Pinsky, Esq.
Clark Wilson LLP
(604) 687-6314